Exhibit 1

FOR IMMEDIATE RELEASE

BioLineRx to Present at Annual UBS Global Life Sciences
Conference in New York on September 21st
- - -

Jerusalem, September 16, 2011 - BioLineRx (NASDAQ: BLRX) (TASE: BLRX), a biopharmaceutical development company, today announced that its Chief Executive Officer, Kinneret Savitsky, Ph.D., and its Chief Financial and Operating Officer, Philip Serlin, will be presenting at the 2011 UBS Global Life Sciences Conference in New York.

Dr. Savitsky and Mr. Serlin are currently scheduled to present at 9:30 a.m. ET on Wednesday, September 21st. The presentation will be broadcast over the Internet as a "live" listen only Webcast.

To listen, please go to http://www.biolinerx.com/default.asp?pageid=63&itemid=89. An archive of the event will also be available for those unable to listen live.

In addition, investors attending the conference that wish to meet with Dr. Savitsky and Mr. Serlin for a one-on-one meeting should contact their UBS representative.

About BioLineRx
BioLineRx Ltd. is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia is in Phase II/III clinical trials; BL-1040 for treatment of patients following a myocardial infarction has completed a Phase I/II study and has been out-licensed to Ikaria Inc. for a total deal value of $282.5 million, in addition to sales royalties; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development; and BL-7040 for treating Inflammatory Bowel Disease (IBD) has completed Phase I. In addition, BioLineRx has nine products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, oncology, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx's business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government's Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
212-682-6300
Grussell@kcsa.com / TFromer@kcsa.com